FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April 2005


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated April 18, 2005, by the Registrant disclosing Change of Address of Head Office and Principal Place of Business.



                                     EXHIBIT

EXHIBIT NUMBER                                                           PAGE
--------------                                                           ----

1.1      Announcement, dated April 18, 2005, by the Registrant             5
         disclosing Change of Address of Head Office and Principal
         Place of Business

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                         (Registrant)




Date: April 19, 2005            By:  /s/ Peter Jackson
                                     ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

                                                                               5
EXHIBIT 1.1
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                       [GRAPHIC OMITTED][LOGO - AsiaSat]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)


                              CHANGE OF ADDRESS OF
                   HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

--------------------------------------------------------------------------------
With effect from 18 April 2005, the head office and principal place of business in Hong Kong of the Company will be at 17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.
--------------------------------------------------------------------------------

Asia Satellite Telecommunications Holdings Limited (the "Company") announces that it will be moving its head office and principal place of business in Hong Kong to the following address with effect from 18 April 2005:

17/F, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

The telephone, facsimile numbers and website remain unchanged as follows:

Telephone Number   : (852) 2500 0888 (General)
Facsimile Number   : (852) 2576 4111
Website            : www. asiasat.com


                                           On behalf of the Board
                              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                                Denis Lau
                                             COMPANY SECRETARY

Hong Kong, 18 April 2005

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (Chief Executive Officer)
Mr. William WADE (Deputy Chief Executive Officer)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (Chairman)                   Mr. MI Zeng Xin (Deputy Chairman)
Mr. Robert BEDNAREK                            Mr. DING Yu Cheng
Mr. KO Fai Wong                                Mr. JU Wei Min
Mr. Mark RIGOLLE

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                              Mr. R. Donald FULLERTON
Mr. Robert SZE

Please also refer to the published version of this announcement in The Standard.